Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of SunCoke Energy Partners, L.P. (the “Partnership”) for the registration of common units representing limited partner interests in the Partnership, preferred units representing preferred equity interests in the Partnership, and partnership securities representing other equity interests in the Partnership and to the incorporation by reference therein of our report dated February 24, 2015, with respect to the consolidated financial statements of SunCoke Energy Partners, L.P., included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois
April 22, 2015